EXHIBIT 99.1

TDC has acquired own shares

TDC hereby announces, in continuation of stock exchange releases of 8 and 10 June 2004 and with reference to Section 28 of the Danish Securities Trading Act, that the company has acquired 18,084,363 own shares, equal to approx. 8.4 per cent of the total share capital of the company, from SBC (Ameritech Luxembourg S.a.r.l.).

Prior to this acquisition, TDC owned a total of 3,561,591 own shares, meaning that the total number of own shares held by the company as of today is 21,645,954, equal to 10 per cent of the total share capital of the company.

As announced earlier, and as a consequence of the foregoing, Jonathan Klug, Larry Boyle and Rick Moore resign as board members of TDC and further, J. Kenneth Raley resigns as member of the Executive Committee of TDC and as member of the board of directors of any TDC subsidiary. As also announced earlier, James Callaway and Lloyd Kelley will resign as board members of TDC at the Extraordinary General Meeting, which is expected to be convened shortly.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organ-ized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was pri-vatized in 1994 and the shares are held by individual and institutional share-owners primarily in Europe and USA.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com